UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-32461

PERU COPPER INC.

(Exact name of registrant as specified in its charter)

Suite 920 475

West Georgia Street

Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: May 11, 2005	/s/ Thomas J. Findley
Thomas J. Findley
Chief Financial Officer

Exhibit Index

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2005

2	Unaudited Interim Consolidated Financial Statements as at and for the three months ended March 31, 2005

3	Supplemental Warrant Indenture between Peru Copper Inc., Computershare Trust Company of Canada and Computershare Trust Company, Inc.

4	Notice to Warrantholders of Peru Copper Inc.

5	Forms 52-109FT – Chief Executive Officer and Chief Financial Officer Certifications of Interim Filings during Transition Period